FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	News Release of Revision of Consolidated Forecast for the Fiscal Year Ended March 31, 2009, which was filed with the Tokyo Stock Exchange on April 24, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: April 24, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

April 24, 2009

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director and Chief Executive Officer

Shares listed: Tokyo, New York, London and Singapore Stock Exchanges

Contact: Noriaki Yamaguchi, Representative Director and Chief Financial Officer

  Tel: +81-3-5771-0222

News Release : Konami Corporation Announces Revision of

Consolidated Forecast for the Fiscal Year Ended March 31, 2009

TOKYO—Konami Corporation (the “Company”) hereby announces the revision of its consolidated earnings forecast for the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009), which was previously released on February 5, 2009 in its Consolidated Financial Results for the Nine Months Ended December 31, 2008.

1. Revision of Consolidated Results Forecast (U.S. GAAP)

	(Millions of yen)
	For the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009)
	Net revenues	Operating income	Income before income taxes	Net income	Basic net income per share (yen)
Previous forecast (A) Released on February 5, 2009	307,000	39,000	36,000	18,500	134.58
Revised forecast (B)	309,000	27,500	24,000	10,200	74.39
Change (B – A)	2,000	(11,500)	(12,000)	(8,300)	—
Percentage Change (%)	0.7	(29.5)	(33.3)	(44.9)	—

<For reference>
Results for the year ended March 31, 2008	297,402	33,839	32,834	18,345	133.63

2. Reasons for the revision

Due to the simultaneous slowdown of the global economy since last autumn, the Health & Fitness segment of the Company and its subsidiaries (“Konami”) has been more affected. As provident measures, Konami intends to create a more stable business foundation and record approximately 11.1 billion yen as the business structure improvement expenses, such as accelerated depreciation of tangible fixed assets, for the Health & Fitness segment. This cost would be recognized as extraordinary losses under accounting principles and practices generally accepted in Japan (“Japanese GAAP”.)

In light of the nationwide increase of health-consciousness, Konami will continue to offer high-value-added services in response to the changing and diversified consumer preferences.

On account of the plunge in the stock price at the end of the 2009 fiscal year, Konami also recognizes a loss of 4.3 billion yen on devaluation, as equity in net loss of affiliated companies, relating to the stock of Resort Solution Co., Ltd. (an equity method affiliated company listed on the First Section of the Tokyo Stock Exchange), with which Konami’s Health & Fitness segment has a business alliance for customer services.

As a result of the foregoing and despite the fact that Konami intends to post record consolidated net revenues of 309.0 billion yen driven by favorable sales of the Digital Entertainment segment, it revises its projected operating income to 27.5 billion yen (decrease of 11.5 billion yen from that previously announced) and its projected net income to 10.2 billion yen (decrease of 8.3 billion yen from that previously announced.)

- Projected net revenues	309.0 billion yen	(a year-on-year increase of 11.6 billion yen)
- Projected operating income	27.5 billion yen	(a year-on-year decrease of 6.3 billion yen)
- Projected net income	10.2 billion yen	(a year-on-year decrease of 8.1 billion yen)

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.